Filed by Crestwood Equity Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Equity Partners LP

Commission File No.: 001-34664

The following email message was sent by Robert Phillips, Founder, Chairman and Chief Executive Officer of Crestwood Equity Partners LP (“Crestwood”), to Crestwood employees on August 16, 2023:

Dear Crestwood Employees –

This morning, we issued a press release announcing that Crestwood Equity Partners LP has entered into an agreement to become a part of Energy Transfer LP. Under the terms of the agreement, Crestwood common unitholders will receive 2.07 common units of Energy Transfer for each Crestwood common unit they own, in a transaction valued at approximately $7.1 billion.

This is not a decision we made lightly, and the Board of Directors and management team gave significant consideration to our growth potential as a standalone business as compared to our potential as part of a much larger organization such as Energy Transfer, one of the largest and most diversified midstream energy companies in North America. With complementary assets and operating principles, and the ability to leverage Crestwood’s significant industry expertise, Energy Transfer expects to extend its position in the value chain within the Williston and Delaware basins, build upon on our success in the Powder River basin, and capitalize on the commercial synergy potential with our Storage & Logistics assets.

Among the many anticipated benefits of the transaction:

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Crestwood will be well-positioned to advance our strategic objectives and deliver for customers and business partners nationwide with significantly greater scale and assets stretching coast-to-coast and spanning the entire midstream value chain, including significant NGL fractionation, hydrocarbon export capabilities, long-haul intrastate and interstate crude oil, natural gas, NGL pipelines and LNG facilities.

•

Crestwood unitholders will benefit from substantially increased scale and cash flow diversification, with the ability to participate in the long-term upside potential of Energy Transfer’s units. Energy Transfer’s premier business model, strong balance sheet and backlog of growth opportunities represent a compelling financial opportunity, and the transaction is designed to maximize long-term value for all Crestwood unitholders.

While this transaction represents a significant milestone for our company, please keep in mind, today is just day one. There is still much to be done to complete this transaction, and it is essential we stay focused on our objectives and continue to operate safely and effectively in the interim. If and until the transaction closes, which we would expect to occur in fourth quarter of 2023 if the necessary approvals and conditions are met, Crestwood and Energy Transfer will continue to operate as separate, independent companies, and it will remain business as usual.

We understand you will have questions about this announcement and what it means for you. To begin addressing those questions, please find attached an employee FAQ. Additionally, I will be hosting an all-employee town hall today at 10:00 AM CT to discuss this transaction in more detail and answer some of your initial questions. Details on how you can attend the town hall in person, or access it virtually, will be coming shortly and I hope to see you all there.

We expect that this announcement may result in increased attention from people outside of our company. Consistent with company policy, if you receive inquiries from the media, please direct them to Joanne Howard at 832-519-2211 or joanne.howard@crestwoodlp.com. Should you receive inquiries from investors or analysts, please forward them to Andrew Thorington at 713-380-3028 or andrew.thorington@crestwoodlp.com.

On behalf of our Board of Directors and leadership team, thank you for your continued dedication to Crestwood. This transaction is a testament to your hard work and the excellent results you deliver every day – I hope you share in my excitement about our next chapter ahead and the opportunities it may provide. We are incredibly proud of what we have accomplished.

Sincerely,

/s/ Robert Phillips

Robert Phillips

Founder, Chairman and Chief Executive Officer

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Energy Transfer LP (“Energy Transfer”) and Crestwood Equity Partners LP (“Crestwood”), Energy Transfer and Crestwood will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by Energy Transfer that will include a proxy statement of Crestwood that also constitutes a prospectus of Energy Transfer. A definitive proxy statement/prospectus will be mailed to unitholders of Crestwood. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that Energy Transfer or Crestwood (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ENERGY TRANSFER AND CRESTWOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Energy Transfer or Crestwood, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer will be available free of charge on Energy Transfer’s website at www.energytransfer.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Energy Transfer LP, 8111 Westchester Drive, Suite 600, Dallas, TX 75225, Tel. No. (214) 981-0795 or to investorrelations@energytransfer.com. Copies of the documents filed with the SEC by Crestwood will be available free of charge on Crestwood’s website at www.crestwoodlp.com under the tab “Investors” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Crestwood Equity Partners LP, 811 Main Street, Suite 3400, Houston, TX 77002, Tel. No. (832) 519-2200 or to investorrelations@crestwoodlp.com. The information included on, or accessible through, Energy Transfer’s or Crestwood’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Energy Transfer, Crestwood and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Crestwood’s general partner is set forth in its proxy statement for its 2023 annual meeting of unitholders, which was filed with the SEC on March 31, 2023, and in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023. Information about the directors and executive officers of Energy Transfer’s general partner is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Energy Transfer and Crestwood, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Crestwood unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Energy Transfer and Crestwood to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Energy Transfer, Crestwood or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Energy Transfer’s or Crestwood’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Energy Transfer and Crestwood’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Energy Transfer and Crestwood; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Energy Transfer’s and/or Crestwood’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Crestwood’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Energy Transfer or Crestwood, and other political or security disturbances; dilution caused by Energy Transfer’s issuance of additional units representing limited partner interests in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; changes in the supply, demand or price of oil, natural gas, and natural gas liquids; those risks described in Item 1A of Energy Transfer’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of Crestwood’s Annual Report on Form 10-K, filed with the SEC on February 27, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.

While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Energy Transfer and Crestwood caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Energy Transfer nor Crestwood assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Energy Transfer’s or Crestwood’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.